July 1, 2005



Mail Stop 4561

By U.S. Mail and facsimile to (443) 394-6819

Mr. Herbert J. Moltzan
President and Chief Executive Officer
BUCS Financial Corp.
10455 Mill Run Circle
Owings Mills, Maryland 21117

Re:	BUCS Financial Corp.
	Form 10-KSB for the fiscal year ended December 31, 2004
	Filed March 31, 2005
	File Number: 000-23969

Dear Mr. Moltzan:


      We have reviewed your filings and have the following comment.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-KSB, filed on March 31, 2005

Notes to Consolidated Financial Statements

15. Rent/Related Party Transactions, page 42

1. We note your disclosure that you have an agreement with CareFirst through March 2009 for which you do not make rental payments.
Please
explain to us the following:

* The relationship you have with CareFirst and how you have determined that they are a related party;
* Specifically tell us if this and all of your agreements with CareFirst were consummated on terms equivalent to those that prevail in arms-length transactions and explain how this was determined;
* Explain how you determined the estimated value of both the service fees and annual rental expense to be approximately $120,000 per year;
* Tell us the authoritative guidance you relied upon for your accounting of this agreement, including, but not limited to the relevant portions of APB No. 29.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;




* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz at (202) 551-3484 or me at (202)
551-3492 if you have questions.


Sincerely,


John P. Nolan
      Accounting Branch Chief

??

??

??

??

Mr. Herbert J. Moltzan
BUCS Financial Corp.
Page 1 of 3